

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Bill Edmonds
Chief Executive Officer
Deep Green Waste & Recycling, Inc.
3524 Central Pike, Suite 310
Hermitage, Tennessee 37076

  Re: Deep Green Waste & Recycling, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2024
    Filed July 18, 2025
    File No. 000-56190

Dear Bill Edmonds:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation